Exhibit 99.2

Arbe Announces Q1 2022 Financial Results

TEL AVIV, Israel, May 12, 2022 — Arbe Robotics Ltd. (NASDAQ: ARBE) ("Arbe"), a global leader in next-generation 4D Imaging Radar Solutions, today announced financial results for its first quarter fiscal year 2022, ended March 31, 2022.

Key Q1 2022 Highlights:

●	Hyundai showcased the joint pilot they held with Arbe at EcoMotion Week. This video shows the highlights

●	Arbe added five new customer engagements in Q1 including OEMs who are leaders in Level 2+ passenger vehicle design and new mobility players focusing on Level 4 applications

●	Tier-1s submitted 5 RFPs and RFQs with Arbe’s chipset to major OEMs, committing to supply the customer with volumes of 400 thousand systems to 1 million systems per year

●	Notable additions of industry experts to Arbe’s executive team and the board of directors:

○	Gonen Barkan, formerly Head of Radar Development at General Motors joined Arbe as Chief Radar Officer

○	Thilo Koslowski, founder and former CEO of Porsche Digital GmbH appointed as a member of the board of directors

○	Alexander Hitzinger, Automotive and Self Driving Expert, formerly SVP Autonomous Driving in the VW Group appointed as a member of the board of directors

●	Introduced the addition of Free Space Mapping to Arbe’s revolutionary Imaging Radar perception stack at CES in January

●	Launched a new RF chipset, with the final production configuration, which we believe delivers the best radar image quality on the market, with long range sensing and high sensitivity, while reducing power consumption significantly

●	Arbe selected as a 2022 Innovation Awards honoree in the Vehicle Intelligence & Transportation product category at CES in January

●	Won the Tech.AD Europe 2022 Award on April 4 in the category of Sensor Perception

"It’s an exciting time to be in the automotive industry," said Kobi Marenko, Chief Executive Officer. “We are making great progress with Tier-1s as well as with our customers who appreciate the benefits of our imaging radar technology, overcoming the shortcomings of traditional radars. With the launch of our final RF chipset production configuration, we can provide the highest level of performance and safety to all automotive verticals, including passenger vehicles, commercial vehicles, trucks and delivery robots.

"Additionally, we are delighted to be able to attract industry veterans Thilo Koslowski and Alex Hitzinger as new Arbe board members and Gonen Barkan as our Chief Radar Officer. Their commitment to Arbe is a strong vote of confidence in our future. Combined with our recent industry recognition and awards, these are important milestones that we are on the right path and progressing according to plan,” concluded Kobi Marenko.

First Quarter 2022 Financial Highlights

Revenues for Q1 2022 were $0.9 million, an increase from $0.6 million in Q1 2021. Backlog as of March 31, 2022, was $2.8 million.

Gross margin for Q1 2022 was 56.1%, compared to 44.3% in Q1 2021, mainly related to a decrease in cost as we worked toward production versions.

Operating expenses in Q1 were $11.1 million, compared to $4.5 million in Q1 2021. The increase in operating expenses was primarily driven by an increase in research and development expenses from $3.7 million in Q1 2021 to $7.8 million in Q1 2022. The increase was most notably in labor cost and to a lesser extent non-cash share-based compensation expenses. As a result, our operating loss increased from $4.3 million to $10.6 million.

Net loss in the first quarter of 2022 decreased significantly to $7.9 million compared to a net loss of $18.4 million in the first quarter of 2021. The net loss in Q1 2022 reflected financial income of $2.8 million as contrasted with financial expense of $14.1 million in Q1 2021. Both years’ financial expenses/income related to the revaluations of convertible loan and warrants.

Adjusted EBITDA in Q1 of 2022, a non-GAAP measurement which excludes financial expense/income and expenses for non-cash share-based compensation and for non-recurring public offering expenses, yielded a loss of ($8.6) million, compared with a loss of ($4.1) million in the first quarter of 2021.

Balance Sheet & Liquidity

As of March 31, 2022, Arbe had $87.3 million in cash and cash equivalents. Total debt on March 31, 2022, was $5.1 million which we expect to pay by July 1, 2022.

Outlook

Management reiterated the outlook for the full year ending December 31, 2022. Based on current estimates, management expects:

●	Revenues to be in the range of $7 million to $11 million, heavily weighted towards the end of the year as some of the projects that we are involved with, are expected to mature.

●	Adjusted EBITDA to be in the range of ($34 million) and ($38 million)

Earnings Call Details

Arbe will review the financial results in more detail today at 11:00 a.m. Eastern Time, followed by an insightful fireside chat about the promises and challenges of automotive autonomy over the next decade, and will conclude with a question-and-answer session.

Please register here to receive the Zoom link or from Arbe's Investor Relations website at https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (NASDAQ: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assisted systems today while paving the way to full autonomous driving. Arbe's imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for Level 2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of an estimated $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and earnings call, including the fireside chat, may contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Statements that are not historical facts, including any statements that are made at the investor and analyst event described in this press release, are forward-looking statements. The financial results described in this press release are based on Arbe’s unaudited financial statements, which have not been reviewed by the independent auditors. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in receiving and processing orders; (ii) Arbe's ability to develop significant revenue as a result of its relationships with OEM and Tier 1s, (iii) Arbe's ability to leverage its existing relationships and secure test programs and orders resulting from the test programs; (iv) Arbe's ability to meet its projected revenue level and its ability to operate profitably; (v) Arbe’s ability to meet is timetable for full production; (v) Arbe's expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability; (vii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe's ability to obtain semiconductor products when needed and at a reasonable price; (viii) Arbe's expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (ix) Arbe's belief that its Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (x) Arbe's ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xi) Arbe's ability to have products manufactured for it by third parties that meet Arbe's and its customers quality standards and delivery requirements; (xii) Arbe's ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xiii) Arbe's ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xiv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology; and the effect of any accidents with vehicles using Arbe's radar system; (xv) the failure of the markets for Arbe's current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvi) unexpected delays or difficulties related to the development of Arbe's technologies and products; (xvii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xviii) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xviii) risks related international conflicts and terrorist events, including those which may involve Israel; (xix) changes or inaccuracies in market projections; (xx) changes in Arbe's business strategy; and (xxi) the risk factors and uncertainties described in “Risk Factors,” “Operating and Financial Review and Prospects” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s annual report on Form 20-F, as well as the other documents filed by Arbe with the SEC and any documents which are filed by Arbe. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Contact:

Miri Segal

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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